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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30177

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KeyBanc Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Key Tower , 127 Public Square
(No. and Street)

Cleveland	Ohio	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark A. Kovachick, Chief Financial Officer — (216) 689-3723
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

Suite 1800, 950 Main Avenue	Cleveland	Ohio	44113
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark A. Kovachick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KeyBanc Capital Markets, Inc., as of December 31, 20 15 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTINA A. NOWAK
Notary Public, State of Ohio
My Commission Expires Jan. 1, 2017

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Annual Audit Report

Year Ended December 31, 2015

KeyBanc Capital Markets Inc.
(Name of Respondent)

Key Tower

127 Public Square

Cleveland, Ohio 44114

(Address of principal executive office)

Mr. Mark A. Kovachick
Chief Financial Officer
KeyBanc Capital Markets Inc.

Key Tower

127 Public Square
Cleveland, Ohio 44114
Telephone No. (216) 689-3723

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Consolidated Financial Statements and Supplemental Information

KeyBanc Capital Markets Inc.
Year Ended December 31, 2015
With Report of Independent
Registered Public Accounting Firm

KeyBanc Capital Markets Inc.

Consolidated Financial Statements and Supplemental Information

Year Ended December 31, 2015

Contents



Building a better working world

Ernst & Young LLP
Suite 1800
950 Main Avenue
Cleveland, OH 44113-7214

Tel: +1 216 861 5000
Fax: +1 216 583 2013
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
KeyBanc Capital Markets, Inc.

We have audited the accompanying consolidated statement of financial condition of KeyBanc Capital Markets, Inc., (the Company) as of December 31, 2015, and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of KeyBanc Capital Markets, Inc. at December 31, 2015, and the consolidated results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

February 27, 2016

KeyBanc Capital Markets Inc.

Consolidated Statement of Financial Condition

December 31, 2015
(In Thousands)

Assets		
Cash	$	7,961
Receivable from clearing organization		257,645
Securities owned, at fair value		758,087
Derivative assets		1,151
Furniture, equipment, and leasehold improvements, at cost, net		3,285
Goodwill		72,156
Other intangible assets, net		6,152
Net deferred tax assets		37,687
Receivable from affiliate		5,589
Other receivables, net		20,044
Other assets		3,770
Total assets	$	1,173,527
Liabilities and shareholder's equity		
Liabilities:		
Securities sold, but not yet purchased, at fair value	$	532,433
Derivative liabilities		1,082
Unsecured line of credit with Parent		106,250
Payable to affiliate		3,038
Accrued compensation		93,669
Other liabilities		14,868
Total liabilities		751,340
Shareholder's equity:		
Preferred stock, without par value; authorized 500 shares; none issued		–
Common stock, stated value $4.00 per share; 250 shares authorized, issued, and outstanding		1
Additional paid-in capital		387,347
Retained earnings		34,839
Total shareholder's equity		422,187
Total liabilities and shareholder's equity	$	1,173,527

See accompanying notes to financial statements.

KeyBanc Capital Markets Inc.

Consolidated Statement of Operations

Year Ended December 31, 2015
(In Thousands)

Revenues		
Commissions	$	78,607
Principal transactions		36,780
Underwriting and investment banking		171,488
Interest and dividends		20,601
Other revenues		233
Total revenues		307,709
Expenses		
Employee compensation and benefits		208,399
Interest		8,720
Floor brokerage and clearance		9,396
Communications		2,150
Occupancy and equipment		15,899
Promotion and development		17,750
Data processing		26,687
Processing fee paid to affiliate		4,256
Management fee paid to affiliate		10,486
Other operating expenses		13,061
Total expenses		316,804
Loss before income taxes		(9,095)
Income tax benefit		2,889
Net loss	$	(6,206)

See accompanying notes to financial statements.

KeyBanc Capital Markets Inc.

Consolidated Statement of Changes in Shareholder's Equity

Year Ended December 31, 2015
(In Thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2015	$ 1	$ 265,150	$ 41,774	$ 306,925
Contributions from Parent, net	–	122,197	–	122,197
Distribution of other investment to Parent	–		(729)	(729)
Net loss	–	–	(6,206)	(6,206)
Balance at December 31, 2015	$ 1	$ 387,347	$ 34,839	$ 422,187

See accompanying notes to financial statements.

KeyBanc Capital Markets Inc.

Consolidated Statement of Cash Flows

Year Ended December 31, 2015
(In Thousands)

Operating activities	
Net loss	$ (6,206)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	5,923
Loss on other investments	78
Stock-based compensation expense allocated from Parent	17,154
Deferred income tax benefit	(5,541)
Changes in operating assets and liabilities:	
(Increase) in receivable from clearing organizations	(249,566)
(Increase) in securities owned	(33,756)
(Increase) in derivatives, net	(711)
Decrease in other investments	4,009
(Increase) in receivables from affiliates	(4,382)
Decrease in other receivables	6,917
Decrease in other assets	4,851
Increase in securities sold, not yet purchased	112,561
(Decrease) in payable to affiliates	(1,269)
Increase in accrued compensation	2,432
(Decrease) in other liabilities	(8,580)
Net cash used in operating activities	(156,086)
Investing activities	
Purchases of furniture, equipment, and leasehold improvements	(802)
Net cash used in investing activities	(802)
Financing activities	
Borrowings on unsecured line of credit with Parent	127,500
Repayments on unsecured line of credit with Parent	(21,250)
Cash contributed by Parent for merger of Pacific Crest Securities	18,991
Net cash provided by financing activities	125,241
Net decrease in cash	(31,647)
Cash at beginning of fiscal year	39,608
Cash at end of fiscal year	$ 7,961
Additional disclosures relative to cash flow	
Taxes refunded from Parent	$ 1,443
Interest paid	6,045
Noncash Financing Activities	
Contribution from Parent for PCS merger	$ 85,170

See accompanying notes to financial statements.

KeyBanc Capital Markets Inc.

Notes to Consolidated Financial Statements

December 31, 2015
(In Thousands)

1. Organization

The accompanying consolidated financial statements include KeyBanc Capital Markets Inc. and its wholly owned subsidiary Pacific Crest Securities UK Limited (together KBCM or the Company). The Company is a wholly owned subsidiary of KeyCorp (the Parent) and is an introducing broker and dealer clearing its customer transactions on a fully disclosed basis. The Company is engaged in the business of a securities broker and dealer, which is comprised of underwriting and investment banking and principal and agency transactions. KBCM is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investor Protection Corporation (SIPC) and is registered with the Securities and Exchange Commission (SEC) as a broker and dealer.

2. Significant Accounting Policies

The following is a summary of significant accounting policies followed in preparation of these consolidated financial statements.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiary. All significant accounts and transactions have been eliminated in consolidation.

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of the short-term nature of the financial instrument, approximate fair value.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

Subsequent Events

In preparing these consolidated financial statements, subsequent events were evaluated through the time the consolidated financial statements were issued. Financial statements are considered issued when they are widely distributed to users or filed with the SEC. In compliance with applicable accounting standards, all material subsequent events either have been recognized in

2. Significant Accounting Policies (continued)

these consolidated financial statements or disclosed in the notes to the consolidated financial statements.

Cash

Cash represents cash in banks. Cash balances may be held in excess of FDIC insurance limits.

Receivable From Clearing Organization

Receivable from clearing organization is recognized on a trade date basis and represents amounts due from the Company's third-party clearing organization for security transactions and commissions associated with unsettled trades. Clearing organization deposits, which are in the form of cash, are also included in receivable from clearing organization in the consolidated statement of financial condition.

Securities Owned and Securities Sold, but Not Yet Purchased

Securities owned and securities sold, but not yet purchased are recorded on a trade date basis and carried at fair value. Information pertaining to the Company's accounting policy for fair value measurements for these security portfolios is summarized under the heading "Fair Value Measurements."

Realized and unrealized gains and losses are included in revenues from principal transactions in the consolidated statement of operations. Realized gains on sales of securities are generally determined based on the sale of positions held on a first-in-first-out basis.

Derivative Financial Instruments

In accordance with applicable accounting guidance, all derivatives are recognized as either assets or liabilities at fair value on the consolidated statement of financial condition. The Company takes into account the impact of bilateral collateral and master netting agreements that allow the Company to settle all derivative contracts held with a single counterparty on a net basis, and to offset the net derivative position with the related cash collateral when recognizing derivative assets and liabilities. Changes in the fair value of derivatives are recognized immediately in earnings in Principal transactions revenue on the consolidated statement of operations. The net increase or decrease in derivatives is included in operating activities within the consolidated statement of cash flows. Refer to Note 6 (Derivative Financial Instruments) for further discussion of the Company's derivative instruments.

2. Significant Accounting Policies (continued)

Fair Value Measurements

The Company follows applicable accounting guidance for fair value measurements and disclosures for all applicable financial and nonfinancial assets and liabilities. This guidance defines fair value, establishes a framework for measurement, and addresses disclosures about fair value measurements. Fair value-related guidance applies only when other guidance requires or permits assets or liabilities to be measured at fair value; it does not expand the use of fair value to any new circumstances.

Accounting guidance defines fair value as the price to sell an asset or transfer a liability in an orderly transaction between market participants in the Company's principal market. In other words, fair value represents an exit price at the measurement date. Market participants are buyers and sellers who are independent, knowledgeable, and willing and able to transact in the principal (or most advantageous) market for the asset or liability being measured. Current market conditions, including imbalances between supply and demand, are considered in determining fair value.

The Company values its assets and liabilities based on the principal market where each would be sold (in the case of assets) or transferred (in the case of liabilities). The principal market is the forum with the greatest volume and level of activity. In the absence of a principal market, valuation is based on the most advantageous market (i.e., the market where the asset could be sold at a price that maximizes the amount to be received or the liability transferred at a price that minimizes the amount to be paid). In the absence of observable market transactions, the Company considers liquidity valuation adjustments to reflect the uncertainty in pricing the instruments.

In measuring the fair value of an asset, the Company assumes the highest and best use of the asset by a market participant – not just the intended use – to maximize the value of the asset. The Company also considers whether any credit valuation adjustments are necessary based on the counterparty's credit quality.

When measuring the fair value of a liability, the Company assumes the transfer will not affect the associated nonperformance risk. Nonperformance risk is the risk that an obligation will not be satisfied, and encompasses not only the Company's own credit risk (i.e., the risk that the Company will fail to meet its obligation), but also other risks such as settlement risk (i.e., the risk that upon termination or sale, the contract will not settle). The Company considers the effect of its own credit risk on the fair value for any period in which fair value is measured.

2. Significant Accounting Policies (continued)

Fair Value Measurements (continued)

There are three acceptable techniques for measuring fair value: the market approach, the income approach and the cost approach. The appropriate technique for valuing a particular asset or liability depends on the exit market, the nature of the asset or liability being valued, and how a market participant would value the same asset or liability. Ultimately, selecting the appropriate valuation method requires significant judgment, and applying the valuation technique requires sufficient knowledge and expertise.

Valuation inputs refer to the assumptions market participants would use in pricing a given asset or liability. Inputs can be observable or unobservable. Observable inputs are assumptions based on market data obtained from an independent source. Unobservable inputs are assumptions based on the Company's own information or assessment of assumptions used by other market participants in pricing the asset or liability. The Company's unobservable inputs are based on the best and most current information available on the measurement date.

All inputs, whether observable or unobservable, are ranked in accordance with a prescribed fair value hierarchy that gives the highest ranking to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest ranking to unobservable inputs (Level 3). Fair values for Level 2 assets or liabilities are based on one or a combination of the following factors: (i) quoted market prices for similar assets or liabilities; (ii) observable inputs, such as interest rates or yield curves; or (iii) inputs derived principally from or corroborated by observable market data. The level in the fair value hierarchy ascribed to a fair value measurement in its entirety is based on the lowest level input that is significant to the measurement. The Company considers an input to be significant if it drives 10% or more of the total fair value of a particular asset or liability. Assets and liabilities may transfer between levels based on the observable and unobservable inputs used at the valuation date, as the inputs may be influenced by certain market conditions. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period.

Typically, assets and liabilities are considered to be fair valued on a recurring basis if fair value is measured regularly. However, if the fair value measurement of the instrument does not necessarily result in a change in the amount recorded on the balance sheet, assets and liabilities are considered to be fair valued on a nonrecurring basis. This generally occurs when the entity applies accounting guidance that requires assets and liabilities to be recorded at the lower of cost or fair value, or assessed for impairment.

2. Significant Accounting Policies (continued)

Fair Value Measurements (continued)

At a minimum, the Company conducts its valuations quarterly. Additional information regarding fair value measurements and disclosures is provided in Note 7 (Fair Value Measurements).

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Furniture and equipment are depreciated on the straight-line method over their estimated useful lives varying from 3 to 10 years. Leasehold improvements are amortized on the straight-line method over the life of the lease or the useful life of the improvement, whichever is shorter, and vary from 1 to 15 years. Accumulated depreciation and amortization on furniture, equipment, and leasehold improvements totaled $6,437 at December 31, 2015.

Goodwill and Other Intangible Assets

Goodwill represents the amount by which the cost of net assets acquired in a business combination exceeds their fair value. Other intangible assets primarily are the net present value of future economic benefits to be derived from the purchase of customer relationships, trademarks, internal use software and non-compete arrangements. Other intangible assets are amortized on a straight-line basis over a weighted-average useful life of 5 years. Goodwill is deemed to have an indefinite life and is not amortized.

Pursuant to U.S. GAAP, goodwill and other intangible assets must be subjected to impairment testing at least annually. The Company performs quantitative goodwill impairment testing in the fourth quarter of each year. The Company continues to monitor the impairment indicators for goodwill and other intangible assets, and to evaluate the carrying amount of these assets quarterly.

The first step in goodwill impairment testing is to determine the fair value of each reporting unit. This amount is estimated using comparable external market data (market approach) and discounted cash flow modeling that incorporates an appropriate risk premium and earnings forecast information (income approach). The Company has only one reporting unit and thus, if the carrying amount of the Company's total stockholder's equity exceeds its fair value, goodwill impairment may be indicated. In such a case, a second step of goodwill impairment testing would be performed whereby an estimated hypothetical purchase price for the Company would

2. Significant Accounting Policies (continued)

Goodwill and Other Intangible Assets (continued)

be determined (representing the Company's fair value). This hypothetical purchase price would then be compared to the fair value of the Company's net assets (excluding goodwill). Any excess of the estimated purchase price over the fair value of the Company's net assets represents the implied fair value of goodwill. If the carrying amount of the Company's goodwill exceeds the implied fair value of goodwill, the impairment loss represented by this difference is charged to earnings.

Refer to Note 8 (Goodwill and Other Intangible Assets) for additional information on the Company's goodwill and other intangible assets.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. For financial reporting purposes, the Parent follows the policy of allocating the consolidated income tax provision among the Parent and its subsidiaries on a separate return basis, which includes any tax credits or carryovers and carrybacks, subject to recognition of such items on a consolidated basis.

Deferred income taxes are provided for temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements at the statutory tax rate.

Accounting for uncertainty in income taxes prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under this accounting guidance, tax positions are recognized in the consolidated financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely (more-likely-than-not) of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense. Additionally, this guidance requires disclosure of an annual tabular roll forward of unrecognized tax benefits. The Company's management believes that there was no liability resulting from unrecognized tax benefits related to uncertain tax positions taken at December 31, 2015. Refer to Note 9 (Income Taxes) for further discussion of the Company's income taxes.

2. Significant Accounting Policies (continued)

Investment Banking Receivables

Investment banking receivables are recognized in other receivables in the consolidated statement of financial condition when revenue is earned. Investment banking receivables are individually assessed for impairment when current events and circumstances indicate probable inherent losses may exist in the receivable portfolio. Indicators of impairment may include but are not limited to receivable delinquencies, contractual disputes over earned investment banking fees, litigation, and the overall creditworthiness of investment banking clients. When the Company has determined that an investment banking receivable is impaired and the amount of impairment can be reasonably estimated, the Company recognizes an impairment allowance equal to the estimated uncollectible amount. Impairment allowances are recorded in the consolidated statement of financial condition as a reduction in the investment banking receivable and in the consolidated statement of operations as a reduction in investment banking revenue.

The Company's impairment estimate is based upon many factors including historical collection experience and analysis of the specific facts and information regarding the collectability of the impaired receivable. The impairment estimation process involves judgment regarding collectability based upon information available at the consolidated statement of financial condition date, and the uncertainties inherent in those underlying assumptions. While the Company has based its estimates on the best information available, future adjustments to the impairment allowance may be necessary as a result of changes in the specific facts associated with the impaired receivable or variances between actual and estimated results.

At December 31, 2015, the Company had no recognized impairment allowance associated with its investment banking receivables.

Accrued Compensation

Accrued compensation includes employee salaries, commissions, bonuses, payroll taxes, and benefits. Salaries, payroll taxes, and benefits are accrued based on days worked. Commissions paid to employees are accrued on the trade date basis and vary based on individual commission rates and production volume. Bonuses include both discretionary and non-discretionary amounts, which are accrued as pre-determined benchmarks are met or based on estimated payouts.

2. Significant Accounting Policies (continued)

Revenue Recognition

Securities transactions and related commission revenue and expense are recorded on a trade date basis.

Investment banking revenues include gains, losses, and fees for the underwriting and distribution of debt and equity securities and fees for advisory services. These revenues (other than underwriting revenue) are recorded as income when earned as the related services are performed. Underwriting revenue is recorded upon completion of the underwriting, which is when the earnings process is complete and the revenue is estimable and collection is probable.

Interest revenue and expense associated with securities owned and securities sold, not yet purchased, respectively, are recognized based on the settlement date of the underlying purchase or sale and accrued into income and expense using the effective yield method.

Stock-Based Compensation

Stock-based payments are awarded by the Parent to certain employees of the Company as compensation for services provided. In substance, the Parent contributes capital to the Company, and the Company records stock-based compensation expense for its employees in exchange for services rendered.

Stock-based compensation is measured using the fair value method of accounting. The measured cost is recognized over the period during which the recipient is required to provide service in exchange for the award. The Company estimates expected forfeitures when stock-based awards are granted and records compensation expense only for awards that are expected to vest.

The Company recognizes compensation cost for stock-based, mandatory deferred incentive compensation awards using the accelerated method of amortization over a period of approximately five years (the current year performance period and a four-year vesting period, which generally starts in the first quarter following the performance period) for awards granted in 2012 and after, and over a period of approximately four years (the current year performance period and a three-year vesting period, which generally starts in the first quarter following the performance period) for awards granted prior to 2012.

(In Thousands)

2. Significant Accounting Policies (continued)

Stock-Based Compensation (continued)

Employee stock options typically become exercisable at the rate of 25% per year, beginning one year after the grant date. Options expire no later than 10 years after their grant date. The Company recognizes stock-based compensation expense for stock options with graded vesting using an accelerated method of amortization.

The Company estimates the fair value of options granted using the Black-Scholes option-pricing model, as further described in Note 13 (Stock-Based Compensation).

Accounting Guidance Pending Adoption at December 31, 2015

Stock-based compensation. In June 2014, the FASB issued new accounting guidance that clarifies how to account for share-based payments when the terms of an award provide that a performance target could be achieved after the requisite service period. This accounting guidance will be effective for interim and annual reporting periods beginning after December 15, 2015 (effective January 1, 2016 for the Company) and can be implemented using either a retrospective method or a prospective method. Early adoption is permitted. The Company has elected to implement this new accounting guidance using a prospective approach. The adoption of this accounting guidance is not expected to have a material effect on the financial condition or results of operations of the Company.

Revenue recognition. In May 2014, the FASB issued new accounting guidance that revises the criteria for determining when to recognize revenue from contracts with customers and expands disclosure requirements. This accounting guidance can be implemented using either a retrospective method or a cumulative-effect approach. In August 2015, the FASB issued an update that defers the effective date of the revenue recognition guidance by one year. This new guidance will be effective for interim and annual reporting periods beginning after December 15, 2017 (effective January 1, 2018 for the Company). Early adoption is permitted but only for interim and annual reporting periods beginning after December 15, 2016. The Company has elected to implement this new accounting guidance using a cumulative-effect approach. There are many aspects of this new accounting guidance that are still being interpreted, and the FASB has recently issued and proposed updates to certain aspects of the guidance. Accordingly, the Company is currently assessing the financial statement impact of adopting this new accounting guidance.

(In Thousands)

3. Mergers and Acquisitions

In September 2014, the Company's parent acquired Pacific Crest Securities (PCS), a leading technology-focused investment bank and capital markets firm based in Portland, Oregon. This acquisition was consummated to expand KeyCorp's corporate and investment banking business unit, particularly in the technology industry vertical. The Parent accounted for this acquisition as a business combination and recognized goodwill and other intangible assets in connection with the transaction. In April 2015, these intangible assets and the net assets of PCS were merged with the Company through a capital contribution by the Parent. Accordingly, the Company assumed all assets, liabilities and continuing obligations of PCS. The following table summarizes the assets and liabilities contributed by the Parent to the Company:

Cash	$ 18,991
Receivable from clearing organizations	478
Furniture, equipment, and leasehold improvements, net	2,073
Goodwill	69,426
Other intangible assets	9,658
Other receivables	7,441
Other assets	5,335
Total assets	113,402
Payable to affiliate	15
Accrued compensation	4,523
Other liabilities	4,703
Total liabilities	9,241
Total net assets contributed by the Parent	$104,161

(In Thousands)

4. Securities Owned and Securities Sold, but Not Yet Purchased

Securities owned and securities sold, but not yet purchased, at December 31, 2015, consist of the following:

	Securities Owned, at Fair Value	Securities Sold, But Not Yet Purchased, at Fair Value
Securities:		
U.S. and Canadian government obligations	$ 287,361	$ 416,795
Corporate obligations	443,111	115,250
State and municipal government obligations	24,734	–
Stocks and warrants	2,881	388
	$ 758,087	$ 532,433

5. Financial Instruments with Off-Balance Sheet and Credit Risk

In the ordinary course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the customer, counterparty, or clearing firm is unable to fulfill its contractual obligations. A substantial portion of the Company's transactions are collateralized. The Company's exposure to credit risk associated with the nonperformance can be adversely affected by volatile trading markets. The Company monitors concentrations of credit risk on both an individual and group counterparty basis and seeks to limit risk through consideration of various factors, including the financial strength of counterparties and industry segments, reviewing the size of positions or commitments, analyzing the expected duration of the positions, and by entering into legally enforceable master netting arrangements. Where considered necessary, the Company requires a deposit of additional collateral or a reduction of securities positions.

All securities owned are pledged to the third-party clearing organization on terms that permit it to sell or repledge the securities to others, subject to certain limitations. Securities sold, but not yet purchased, represent obligations of the Company to deliver the specified security in the market at contracted price and thereby creates a liability to repurchase the security in the market at prevailing prices, if not owned by the Company. These transactions result in off-balance sheet market risk, as the Company's ultimate obligation to satisfy the transaction may exceed the amount recognized in the consolidated statement of financial condition.

(In Thousands)

6. Derivative Financial Instruments

Derivative instruments are contracts between two or more parties that have a notional amount and an underlying variable, require a small or no net investment, and allow for the net settlement of positions. A derivative's notional amount serves as the basis for the payment provision of the contract, and takes the form of units, such as shares or dollars. A derivative's underlying variable is a specified interest rate, security price, commodity price, foreign exchange rate, index, or other variable. The interaction between the notional amount and the underlying variable determines the number of units to be exchanged between the parties and influences the fair value of the derivative contract.

Derivative assets and liabilities are recorded at fair value on the consolidated statement of financial condition, after taking into account the effects of bilateral collateral and master netting agreements. These agreements allow the Company to settle all derivative contracts held with a single party on a net basis, and to offset net derivative positions with related collateral, where applicable.

The Company's derivative financial instruments primarily consist of contractual commitments that include securities transactions on a "to be announced" (TBA) basis. TBA transactions represent forward contracts pertaining to undefined pools of mortgages, including collateralized mortgage obligations (CMO's), which give the Company the right to receive or obligation to deliver mortgage securities in the future. The Company enters into these contracts primarily for delivery to customers and, to a lesser extent, to economically hedge the fair value of certain of its mortgage-related inventory positions. These forward contracts are generally short-term in nature and have maturity or settlement dates of 90 days or less. TBAs are recognized on the consolidated statement of financial condition on a gross basis as the Company has not entered into master netting agreements. The following table presents the notional amount and derivative fair value of the Company's TBA transactions outstanding at December 31, 2015:

		Fair Value	
	Notional Amount[a]	**Derivative Assets**	**Derivative Liabilities**
Forward TBA purchase contracts	$ 358,065	$ 689	$ 433
Forward TBA sale contracts	359,718	462	649
Total		$ 1,151	$ 1,082

[a] Represents the Company's total commitment to purchase and sell TBA securities. These commitments have maturity dates of less than 90 days as of December 31, 2015.

Net losses recognized on TBA transactions are recognized in Principal transactions revenue in the consolidated statement of operations and totaled $207 during 2015.

7. Fair Value Measurements

Fair Value Determination

As defined in the applicable accounting guidance, fair value is the price to sell an asset or transfer a liability in an orderly transaction between market participants in the Company's principal market. The Company has established and documented its process for determining the fair values of its assets and liabilities, where applicable. Fair value is based on quoted market prices, when available, for identical or similar assets or liabilities. In the absence of quoted market prices, management determines the fair value of the Company's assets and liabilities using valuation models or third-party pricing services. Both of these approaches rely on market-based parameters, when available, such as interest rate yield curves, option volatilities and credit Spreads, or unobservable inputs. Unobservable inputs may be based on management's judgment, assumptions and estimates related to credit quality, liquidity, interest rates and other relevant inputs.

Valuation adjustments, such as those pertaining to counterparty and the Company's own credit quality and liquidity, may be necessary to ensure that assets and liabilities are recorded at fair value. Credit valuation adjustments are made when market pricing does not accurately reflect the counterparty's or the Company's credit quality. Management makes liquidity valuation adjustments to the fair value of certain assets to reflect the uncertainty in the pricing and trading of the instruments when the Company is unable to observe recent market transactions for identical or similar instruments. Liquidity valuation adjustments are based on the following factors:

- the amount of time since the last relevant valuation;
- whether there is an actual trade or relevant external quote available at the measurement date; and
- volatility associated with the primary pricing components.

The Company ensures that its fair value measurements are accurate and appropriate by relying upon various controls, including:

- an independent review and approval of valuation models and assumptions;
- recurring detailed reviews of profit and loss; and
- a validation of valuation model components against benchmark data and similar products, where possible.

7. Fair Value Measurements (continued)

The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period. Quarterly, management reviews any changes to valuation methodologies to ensure they are appropriate and justified, and refines valuation methodologies as more market-based data becomes available. The Company has prepared formal documentation of the fairvalue methodologies. This documentation details the asset or liability class and related general ledger accounts, valuation techniques, fair value hierarchy level, market participants, accounting methods, valuation methodology, and valuation inputs.

Additional information regarding the Company's accounting policies for determining fair value is provided in Note 2 (Significant Accounting Policies) under the heading "Fair Value Measurements."

Qualitative Disclosures of Valuation Techniques

Securities owned and securities sold, but not yet purchased (Securities): The Company owns several types of securities, requiring a range of valuation methods:

- Securities are classified as Level 1 when quoted market prices are available in an active market for the identical securities. Level 1 instruments include exchange-traded equity securities.

- Securities are classified as Level 2 if quoted prices for identical securities are not available, and fair value is determined using pricing models (either by a third-party pricing service or internally) or quoted prices of similar securities. These instruments include municipal bonds, bonds backed by the U.S. and Canadian governments, securities issued by the U.S. Treasury, corporate bonds, certain mortgage and other asset-backed securities, certain agency collateralized mortgage obligations, bankers acceptances, certificates of deposit, and commercial paper. Inputs to the pricing models include actual trade data (i.e., spreads, credit ratings and interest rates) for comparable assets, and standard inputs such as yields, broker/dealer quotes, bids and offers.

Derivatives: The Company's derivative instruments consist of forward contracts to purchase and sell TBA securities. These instruments are classified as Level 2 as quoted prices for identical instruments are not available and fair value is determined using pricing models (either by a third-party pricing service or internally) or quoted prices of similar instruments. Inputs to TBA third-party pricing models primarily consist of actual trade data from the TBA market (i.e., spreads and interest rates) for comparable instruments and standard inputs such as yields, broker/dealer quotes, bids and offers.

(In Thousands)

7. Fair Value Measurements (continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Other investments: The Company's other investment consisted of an indirect limited partnership interest in a registered investment company. This investment was classified as Level 3 as the investment did not have a readily determinable fair value and the significant inputs used to fair value the asset were not observable in the marketplace. The fair value methodology used was consistent with accounting guidance that allowed the Company to estimate fair value based upon net asset value per share (or its equivalent, such as member units or an ownership interest in partners' capital to which a proportionate share of net assets is attributed). During 2015, the Company redeemed its investment in the limited partnership.

Certain assets and liabilities are measured at fair value on a recurring basis in accordance with U.S. GAAP. The following table presents the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2015:

	Level 1	Level 2	Level 3	Total
Assets measured on a recurring basis:				
Securities owned:				
U.S. and Canadian government obligations	$ –	$ 287,361	$ –	$ 287,361
Corporate obligations	–	443,111	–	443,111
State and municipal government obligations	–	24,734	–	24,734
Stocks and warrants	2,881	–	–	2,881
Total securities owned	2,881	755,206	–	758,087
Derivative assets:				
Forward TBA contracts	–	1,151	–	1,151
Total derivative assets	–	1,151	–	1,151
Total assets on a recurring basis at fair value	$ 2,881	$ 756,357	$ –	$ 759,238
Liabilities measured on a recurring basis:				
Securities sold, but not yet purchased:				
U.S. and Canadian government obligations	$ –	$ 416,795	$ –	$ 416,795
Corporate obligations	–	115,250	–	115,250
Stocks and warrants	388	–	–	388
Total securities sold, but not yet purchased	388	532,045	–	532,433
Derivative liabilities:				
Forward TBA contracts	–	1,082	–	1,082
Total derivative liabilities	–	1,082	–	1,082
Total liabilities on a recurring basis at fair value	$ 388	$ 533,127	$ –	$ 533,515

(In Thousands)

7. Fair Value Measurements (continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis (continued)

The following table shows the change in the fair values of the Company's Level 3 financial instruments for the year ended December 31, 2015:

	Other Investments
Balance at December 31, 2014	$ 4,287
Gains (losses) included in earnings[(a)]	(67)
Purchases	–
Issuances	–
Sales	(4,220)
Settlements	–
Net transfers in (out) of Level 3	–
Balance at December 31, 2015	$ –
Unrealized (losses) gains included in earnings[(a)]	$ –

(a) Included in Other revenue in the consolidated statement of operations.

During 2015, there were no transfers of assets and liabilities between Level 1 and Level 2.

8. Goodwill and Other Intangible Assets

The Company's goodwill and identifiable intangible assets, which are non-deductible for tax purposes, were contributed by the Parent in April 2015 and were associated with the Parent's acquisition of PCS. Goodwill represents the amount by which the cost of net assets acquired in a business combination exceeds their fair value. Intangible assets primarily consist of the net present value of future economic benefits to be derived from the acquisition of customer relationships, trademarks, internal use software and non-compete arrangements. Refer to Note 2 (Significant Accounting Policies) for additional information pertaining to the Company's accounting policies on goodwill and other intangible assets.

(In Thousands)

8. Goodwill and Other Intangible Assets (continued)

Changes in the carrying amount of the Company's goodwill follow:

Balance at December 31, 2014	$ –
Contribution from the Parent	69,426
Purchase accounting adjustment	2,730
Impairment losses	–
Balance at December 31, 2015	$72,156

The purchase accounting adjustment resulted from the Company's receipt of income tax refunds subsequent to the Parent's acquisition. These refunds were in excess of the original income tax receivable capitalized in purchase accounting by the Parent and were contractually due and paid to the former PCS shareholders, resulting in an increase in goodwill subsequent to the merger.

The following table shows the gross carrying amount and the accumulated amortization of the Company's other intangible assets.

	December 31, 2015	
	Gross Carrying Amount	Accumulated Amortization
Customer relationships	$4,456	$1,088
Trademarks	414	214
Internal software	2,482	943
Non-compete agreements	2,306	1,261
Total	$9,658	$3,506

Intangible asset amortization expense totaled $3,506 during 2015. Estimated amortization expense for the next five years is as follows: 2016 – $3,155; 2017 – $744; 2018 – $405; 2019 – $224; and 2020 – $205.

9. Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. For financial reporting purposes, the Parent follows the policy of allocating the consolidated income tax provision among the Parent and its subsidiaries on a separate return basis, which includes any tax credits or carryovers and carrybacks, subject to recognition of such items on a consolidated basis. Income tax expenses (benefits) included in the consolidated statement of operations are summarized below:

(In Thousands)

9. Income Taxes (continued)

Current expense:	
Federal	$ 2,178
State	474
Total current expense	2,652
Deferred benefit:	
Federal	(5,047)
State	(494)
Total deferred benefit	(5,541)
Total income tax benefit, net	$ (2,889)

The difference between income tax benefit and the amount computed by applying the statutory federal tax rate of 35% to loss before income taxes was as follows:

	Amount	Rate
Loss before income taxes at 35% U.S. statutory federal tax rate	$ (3,183)	35.0%
State income tax, net of federal tax benefit	(13)	.1
Tax-exempt interest income	(183)	2.0
Disallowed meals and entertainment	778	(8.6)
Tax settlement	(280)	3.1
Other	(8)	.2
Total income tax benefit	$ (2,889)	31.8%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

(In Thousands)

9. Income Taxes (continued)

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2015 were as follows:

Deferred tax assets:	
Employee compensation accruals	$ 39,718
Furniture and equipment	404
Accrued expenses	1,882
Other	3
Total deferred tax assets	42,007
Deferred tax liabilities:	
Investment in partnerships	(772)
Capitalized intangibles	(2,361)
Prepaid expenses	(133)
State taxes	(984)
Other	(70)
Total deferred tax liabilities	(4,320)
Total net deferred tax assets	$ 37,687

Deferred tax assets are recoverable from the Parent when they are able to be used. An assessment is conducted of all available evidence to determine the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded. This evidence includes taxable income in prior periods, projected future taxable income, potential tax-planning strategies and projected future reversals of deferred tax items. Based on these criteria, the Company currently believes that it is more-likely-than-not that the net deferred tax asset will be realized in future periods.

Total federal and state income taxes refunded from the Parent during 2015 were $1,443. At December 31, 2015, the Company had a $7,448 intercompany payable to the Parent for federal and state income taxes, which is included in other liabilities on the consolidated statement of financial condition.

(In Thousands)

10. Short-Term Borrowings

The Company enters into unsecured borrowings with the Parent under renewable lines of credit. At December 31, 2015, the Company had ongoing committed credit arrangements of $1,700,000 with the Parent. The Company pays no commitment fees for access to the committed facility with the Parent, and the interest on these lines of credit is based on prevailing short-term rates. At December 31, 2015, the Company had outstanding borrowings totaling $106,250 with the Parent. The weighted-average interest rate on this borrowing was 0.267%. Interest expense recognized from the Company's borrowings with the Parent totaled $120 during 2015.

11. Related-Party Transactions

The Company enters into transactions with the Parent and its affiliates.

The Parent and affiliated companies provide certain support services to the Company. Such services include accounting, legal, human resources, payroll, tax, risk management, insurance, communications, facilities, distribution, printing and computer processing. The Company may be provided these services under one or more service agreements with the respective providing affiliate. Charges from affiliates for 2015 were:

Communications	$ 1,660
Occupancy and equipment	11,081
Processing fee	4,256
Management fee	10,486
	$ 27,483

At December 31, 2015, a net receivable of $318 was owed from the Parent and its affiliated companies for the aforementioned support services provided to the Company.

During 2015, the Company held certain debt securities issued by the Parent and its subsidiaries. At December 31, 2015, $9,131 and $12,023 of these debt securities were recognized in the Company's securities owned and securities sold, but not yet purchased portfolios, respectively. Interest income and interest expense recognized in earnings on these holdings were $800 and $357, respectively, during 2015.

(In Thousands)

11. Related-Party Transactions (continued)

The Company routinely sells certain high-yield loans on behalf of the Parent's banking affiliate KeyBank N.A. (KeyBank). In connection with these transactions, KeyBank reimburses the Company for commissions paid to its employees who sell such loans in the secondary market. The amount of reimbursed commissions totaled $553 during 2015.

During 2015, KeyBank consummated capital raise transactions and engaged the Company to act as lead bookrunner in these transactions. Investment banking revenue recognized by the Company in connection with these capital raise transactions totaled $3,141.

12. Employee Benefit Plans

Employees of the Company are covered under a 401(k) plan sponsored by the Parent. The plan permits eligible employees to contribute from 1% to 100% of eligible compensation with up to 6% being eligible for matching contributions. The plan also permits the distribution of a discretionary annual profit-sharing contribution, which was 2.0% of eligible compensation for employees eligible on the last business day of the 2015 plan year. For the year ended December 31, 2015, the Company's contribution expense was $7,174, included in employee compensation and benefits expense on the consolidated statement of operations.

Effective December 31, 2009, the Parent amended the defined benefit pension plan to freeze all benefit accruals and close the pension plan to new employees. The Company will continue to credit existing participants' account balances for interest until participants receive their plan benefits.

Substantially all of the Company's employees who meet certain specified conditions are eligible for benefits under group medical and dental plans and postretirement health care and life insurance plans established by the Parent. Costs related to the plans incurred by the Parent on behalf of the Company's employees are allocated to the Company based on management's estimate of the Company's proportionate share of the related costs. For the year ended December 31, 2015, the Company's allocated costs were $3,433, included in employee compensation and benefits expense on the consolidated statement of operations.

(In Thousands)

13. Stock-Based Compensation

The Parent administers and has long-term incentive award plans that provide for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, other awards which may be denominated or payable in or valued by reference to the Parent's common shares or other factors, discounted stock purchases, and deferred compensation to eligible employees of the Company. At December 31, 2015, the Parent had 66,728,574 common shares available for future grant under its compensation plans. In accordance with a resolution adopted by the Compensation and Organization Committee of the Parent's Board of Directors, the Parent may not grant options to purchase common shares, restricted stock or other shares under any long-term compensation plan in an aggregate amount that exceeds 6% of the Parent's outstanding common shares in any rolling three-year period.

Total compensation expense recognized by the Company for the long-term compensation plans was $17,154 for 2015. The total income tax benefit recognized in the consolidated statement of operations for these plans was $6,381 for 2015. Stock-based compensation expense related to awards granted to employees is recorded in employee compensation and benefits in the consolidated statement of operations.

Stock Options

Stock options granted to employees generally become exercisable at the rate of 25% per year. No option granted by the Parent will be exercisable less than one year after, or expire later than ten years from, the grant date. The exercise price is the closing price of the Parent's common shares on the grant date.

The fair value of options granted is performed using the Black-Scholes option-pricing model. This model was originally developed to determine the fair value of exchange-traded equity options, which (unlike employee stock options) have no vesting period or transferability restrictions. Because of these differences, the Black-Scholes model does not precisely value an employee stock option, but it is commonly used for this purpose. The model assumes that the estimated fair value of an option is amortized as compensation expense over the option's vesting period.

The Black-Scholes model requires several assumptions, which were developed and updated by the Parent based on historical trends and current market observations. The determination of the fair value of options is only as accurate as the underlying assumptions. The assumptions pertaining to options issued during 2015 are shown in the following table.

(In Thousands)

13. Stock-Based Compensation (continued)

Stock Options (continued)

Average option life	6.0 years
Future dividend yield	1.84%
Historical share price volatility	.382
Weighted-average risk-free interest rate	1.7%

Under KeyCorp's 2013 Equity Compensation Plan, the Parent's Compensation and Organization Committee has authority to approve all stock option grants, but may delegate some of its authority to grant awards from time to time. The committee has delegated to the Parent's Chief Executive Officer the authority to grant equity awards, including stock options, to any employee who is not designated an "officer" for purposes of Section 16 of the Exchange Act. No more than 3,000,000 common shares may be issued under this authority.

The following table summarizes activity, pricing and other information for the Company's stock options for the year ended December 31, 2015.

	Number of Options	Weighted-Average Exercise Price Per Option	Weighted-Average Remaining Life (years)	Aggregate Intrinsic Value[(a)]
Outstanding at December 31, 2014	995,562	$11.31		
Granted	87,056	14.11		
Exercised	(58,114)	9.10		
Lapsed or cancelled	(2,475)	13.74		
Outstanding at December 31, 2015	1,022,029	$11.67	5.04	$3,447
Expected to vest	208,524	$11.30	7.76	$ 462
Exercisable at December 31, 2015	795,825	11.74	4.25	2,970

(a) The intrinsic value of a stock option is the amount by which the fair value of the underlying stock exceeds the exercise price of the option. At December 31, 2015, the fair value of the underlying stock was less than the weighted-average exercise price per option.

The weighted-average grant-date fair value of options was $4.33 for options granted during 2015. During 2015, stock option exercises numbered 58,114 and the aggregate intrinsic value of exercised options was $328. As of December 31, 2015, unrecognized compensation cost related to nonvested options under the plans totaled $339. The Company expects to recognize this cost over a weighted-average period of 2.7 years.

(In Thousands)

13. Stock-Based Compensation (continued)

Stock Options (continued)

During 2015, cash received by Parent from options exercised was $529 and the actual tax benefit realized for the tax deductions from options exercised totaled $69.

Long-Term Incentive Compensation Program

The Parent's Long-Term Incentive Compensation Program (the "Program") rewards senior executives critical to the Company's long-term financial success. Awards are granted annually in a variety of forms:

- deferred cash payments that generally vest and are payable at the rate of 25% per year;
- time-lapsed (service condition) restricted stock units payable in stock, which generally vest at the rate of 25% per year;
- performance units payable in stock, which vest at the end of the three-year performance cycle and will not vest unless KeyCorp attains defined performance levels; and
- performance units payable in cash, which vest at the end of the three-year performance cycle and will not vest unless KeyCorp attains defined performance levels.

Performance units vested in 2015 numbered 168,537 and were paid in cash. The total fair value of the performance units that vested in 2015 was $2,143.

The following table summarizes activity and pricing information for the nonvested shares in the Program for the year ended December 31, 2015.

(In Thousands)

13. Stock-Based Compensation (continued)

Long-Term Incentive Compensation Program (continued)

	Vesting Contingent on Service Conditions		Vesting Contingent on Performance and Service Conditions	
	Number of Nonvested Shares	Weighted-Average Grant-Date Fair Value	Number of Nonvested Shares	Weighted-Average Grant-Date Fair Value
Outstanding at December 31, 2014	763,169	$11.12	429,788	$12.76
Granted	1,457,154	14.11	98,264	13.19
Vested	(235,708)	9.52	(168,537)	12.72
Forfeited	(21,838)	14.00	(5,215)	12.76
Outstanding at December 31, 2015	1,962,777	$13.49	354,300	$12.91

The compensation cost of time-lapsed and performance-based restricted stock or unit awards granted under the Program is calculated using the closing trading price of the Parent's common shares on the grant date.

Unlike time-lapsed and performance-based restricted stock or units, dividends are not paid during the vesting period for performance shares or units that may become payable in excess of targeted performance.

The weighted-average grant-date fair value of awards granted under the Program was $14.05 during 2015. As of December 31, 2015, unrecognized compensation cost related to nonvested shares under the Program totaled $17,302. The Company expects to recognize this cost over a weighted-average period of 2.22 years. The total fair value of shares vested was $4,388 in 2015.

Deferred Compensation and Other Restricted Stock Awards

KeyCorp's deferred compensation arrangements include voluntary and mandatory deferral programs for common shares awarded to certain employees and directors of the Company. Mandatory deferred incentive awards vest at the rate of 25% per year beginning one year after the deferral date for awards granted in 2012 and after, and 33-1/3% per year beginning one year after the deferral date for awards granted prior to 2012. Deferrals under the voluntary programs are immediately vested.

(In Thousands)

13. Stock-Based Compensation (continued)

Deferred Compensation and Other Restricted Stock Awards (continued)

The Parent also may grant, upon approval by the Compensation and Organization Committee (or the Parent's Chief Executive Officer with respect to her delegated authority), other time-lapsed restricted stock or unit awards under various programs to recognize outstanding performance.

The following table summarizes activity and pricing information for the nonvested shares granted under these deferred compensation plans and other restricted stock or unit awards for the year ended December 31, 2015.

	Number of Nonvested Shares	Weighted-Average Grant-Date Fair Value
Outstanding at December 31, 2014	619,829	$ 9.22
Granted/Transfers in	1,552,632	13.78
Dividend equivalents	447	14.33
Vested/Vested adjustments	(644,271)	11.57
Forfeited/Forfeited adjustments	·24,564	12.47
Outstanding at December 31, 2015	1,553,201	$12.87

The weighted-average grant-date fair value of awards granted was $14.10 during 2015. As of December 31, 2015, unrecognized compensation cost related to nonvested restricted stock or units expected to vest under these special awards totaled $7,710. The Company expects to recognize this cost over a weighted-average period of 1.91 years. The total fair value of restricted stock or units vested was $7,721 in 2015.

Information pertaining to the Company's method of accounting for stock-based compensation is included in Note 2 (Significant Accounting Policies) under the heading "Stock-Based Compensation."

(In Thousands)

14. Commitments and Contingencies

Underwriting and When Issued Commitments

In the normal course of business, the Company routinely enters into firm underwriting and when-issued commitments. There were no outstanding commitments at December 31, 2015.

Derivatives

The Company enters into commitments with counterparties to purchase and sell TBA securities. Refer to Note 6 (Derivative Financial Instruments) for further details on these instruments and related commitments.

Obligations Under Noncancelable Leases

The Company has noncancelable operating leases primarily consisting of leased office space that expire at various dates over the next five years. Aggregate commitments under these operating leases in effect as of December 31, 2015, with initial or remaining noncancelable lease terms in excess of one year were approximately $4,838, payable as follows: 2016 – $1,932; 2017 – $1,463; 2018 – $1,176; 2019 – $244; and 2020 – $23. Certain of these leases have escalation clauses based on certain increases in costs incurred by the lessor and renewal options. Rental expense associated with the Company's operating lease obligations totaled $1,470 for the year ended December 31, 2015. In connection with the PCS merger, the Company assumed a sublease arrangement with one of the acquired leased properties. Sublease rental income associated with this arrangement totaled $184 for the year ended December 31, 2015. At December 31, 2015, the total amount of future sublease rental payments to be received was $968.

Litigation and Contingencies

In the ordinary course of business, the Company is a defendant in various lawsuits and a subject of regulatory inquiries, in each case, incidental to its securities business. In view of the number and diversity of claims against the Company and the inherent difficulty of predicting the outcome of litigation, regulatory actions and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or regulatory inquiries or other claims will be. The Company provides for costs relating to these matters when a loss is probable and the amount can be reasonably estimated. While it is not possible to predict with certainty, management believes that the ultimate resolution of such matters will not have a material adverse effect on the consolidated statement of financial condition, the consolidated statement of operations, and the consolidated statement of cash flows of the Company.

(In Thousands)

15. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (the Rule) of the SEC and the net capital rules of FINRA, of which the Company is a member. The Company has elected to use the alternative method permitted by the Rule, which requires that it maintain minimum net capital the greater of (i) 2% of aggregate debit balances arising from customer transactions, as such term is defined in the Rule, (ii) a minimum of $250 determined based upon the nature of the Company's business operations as defined in the Rule, or (iii) a minimum net capital required based upon the Company's market making activities not to exceed $1,000. Under its rules, FINRA may prohibit member firms from engaging in certain activities if its net capital falls within certain thresholds of its minimum net capital requirements. For member firms that elect the alternative method, FINRA may require such member firm to reduce its business if its net capital is less than 4% of aggregate debit balances and may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital would be less than 5% of aggregate debit balances.

Net capital, aggregate debit balances, and the Company's market making activities change from day to day. At December 31, 2015, the Company's net capital under the Rule was $166,821, which was $165,821 in excess of the minimum required net capital. The Company is also subject to certain notification provisions of the Rule relating to the withdrawal of capital.

At December 31, 2015, the Company was holding a material position in a private placement debt security. The combination of the haircut and portfolio concentration charges for this security totaled $39,117, which is included in haircuts on security position under corporate obligations and undue concentration in Schedule I of the Supplemental Information section to these consolidated financial statements. The SEC's net capital rules require an increase in the charges on private placement securities to 100 percent of the carrying value of the security once the position is held for greater than 90 days. After year-end, the private placement security reached 90 days aged, resulting in additional charges against net capital of $56,791, which brought the total haircut to $95,908 in January 2016.

Supplemental Information

KeyBanc Capital Markets Inc.

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2015
(In Thousands)

Net capital		
Total shareholder's equity from statement of financial condition		$ 422,187
Deductions and/or charges:		
Nonallowable assets:		
Securities owned not readily marketable *	9,144	
TBAs	69	
Receivable from affiliate	5,589	
Furniture, equipment and leasehold improvements, net	3,285	
Net deferred tax assets	37,687	
Goodwill	72,156	
Other intangible assets	6,152	
Other receivables, net	13,826	
Other assets	3,734	
		151,642
Additional charges for customers' and noncustomers' security accounts	41	
Other deductions and/or charges	3	
		44
Net capital before haircuts on security positions		270,501
Haircuts on security positions:		
Contractual security commitments	–	
Trading and investment securities:		
U.S. and Canadian government obligations	3,286	
State and municipal government obligations	1,425	
Corporate obligations	83,307	
Stocks and warrants	430	
Undue concentration	10,328	
Other	4,904	
		103,680
Net capital		$ 166,821

* Securities owned not readily marketable primarily consist of the Company's holding of KeyCorp and affiliate-related-issued debt securities.

KeyBanc Capital Markets Inc.

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1 (continued)

December 31, 2015
(In Thousands)

Computation of alternative net capital requirement		
2% of aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of December 31, 2015		–
Minimum net capital requirement		1,000
Excess net capital	$	165,821
Net capital in excess of the greater of:		
5% of combined debit items or 120% of minimum net capital requirement	$	165,621

There were no material differences in the aggregate amount or individual amounts between the net capital and aggregate debit items reported in Schedule I and the net capital and aggregate debit items reported in the Company's December 31, 2015, unaudited amended Form X 17 a-5, Part II on February 26, 2016 and reconciliation submitted on February 26, 2016.

KeyBanc Capital Markets Inc.

Schedule II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3*

December 31, 2015
(In Thousands)

Credit items		
Free credit balances and other credit balances in customers' security accounts	$	137
Total credits		137
Debit items		
Total debits	$	–
Excess of total credits over total debits	$	137
Amount on deposit in Reserve Bank Account	$	1,613

There were no material differences in the aggregate amount or individual amounts between the excess of total debits over total credits reported in Schedule II and the excess of total debits over total credits reported in the Company's December 31, 2015, unaudited amended Form X-17a-5, Part II on February 26, 2016 and reconciliation submitted on February 26, 2016.

* The Companymade a claim of exemption under SEA Rule 15c3-3 (k)(2)(ii). This Supplemental Schedule is being presented as the Company filed the Determination of Customer Account Reserve Requirements for Broker Dealers Under Rule 15c3-3 Schedule in its December 31, 2015 FOCUS Report with FINRA.

KeyBanc Capital Markets Inc.

Schedule III

Information Relating to the Possession or Control Requirements under Rule 15c3-3*

December 31, 2015
(In Thousands, Except Number of Items)

Market valuation and number of items:

1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2015 (for which instructions to reduce to possession or control had been issued) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3.	$ –
A. Number of items.	–
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2015, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ –
A. Number of items.	–

There were no material differences in the aggregate amount or individual amounts relating to the possession or control requirements under Rule 15c3-3 reported in Schedule III and in the Company's December 31, 2015, unaudited amended Form X-17a-5, Part II on February 26, 2016 and reconciliation submitted on February 26, 2016.

* The Company made a claim of exemption under SEA Rule 15c3-3 (k)(2)(ii). This Supplemental Schedule is being presented as the Company filed the Determination of Customer Account Reserve Requirements for Broker Dealers Under Rule 15c3-3 Schedule in its December 31, 2015 FOCUS Report with FINRA.



KeyBanc Capital Markets Inc. Exemption Report

KeyBanc Capital Markets Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k)(2)(ii):

   As an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves, such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2015, except as described in the subsequent pages.

I, Mark A. Kovachick, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: 

Title: Chief Financial Officer

February 27, 2016

Date of Deposit	Number of checks	Dollar Amount	Reason	Resolution
1/16/15	1	$1,298.00	Cannot Demonstrate timely deposit to Clearing Account	Enhanced Record Keeping process
2/2/15	1	$13,098.00	Cannot Demonstrate timely deposit to Clearing Account	Enhanced Record Keeping process
2/4/15	1	$12,022.00	Cannot Demonstrate timely deposit to Clearing Account	Enhanced Record Keeping process
4/1/15	1	$5,514.67	Cannot Demonstrate timely deposit to Clearing Account	Enhanced Record Keeping process
5/6/15	1	$3,348.00	Cannot Demonstrate timely deposit to Clearing Account	Enhanced Record Keeping process
6/9/15	1	$100.00	Cannot Demonstrate timely deposit to Clearing Account	Enhanced Record Keeping process
6/19/15	1	$2,098.00	Cannot Demonstrate timely deposit to Clearing Account	Enhanced Record Keeping process
7/21/15	1	$6,022.00	Cannot Demonstrate timely deposit to Clearing Account	Enhanced Record Keeping process
8/5/15	1	$5,848.00	Cannot Demonstrate timely deposit to Clearing Account	Enhanced Record Keeping process
8/10/15	1	$3,098.00	Cannot Demonstrate timely deposit to Clearing Account	Enhanced Record Keeping process



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Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
KeyBanc Capital Markets, Inc.

We have reviewed management's statements, included in the accompanying KeyBanc Capital Markets, Inc. Exemption Report, in which (1) KeyBanc Capital Markets, Inc., (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2015, except as described in its exemption report. Management of the Company is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2016